MainGate Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October 21, 2020

VIA EDGAR

Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

Re:	MAINGATE TRUST (the “Trust”)
File Nos: 333-170422 and 811-22492

Dear Ms. Hamilton:

The purpose of this letter is to respond to verbal comments provided by the staff (the “Staff) of the U.S. Securities and Exchange Commission (the “Commission”) on September 21, 2020 regarding the Staff’s recent review of the MainGate MLP Fund’s annual shareholder report dated November 30, 2020  as filed on Form N-CSR (the “Annual Report”) and Form N-CEN on February 5, 2020.

For your convenience in reviewing the Trust’s responses, the Staff’s comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

The Trust’s responses to your comments are as follows:

1.  Comment: For the Hypothetical Growth of a $10,000 Investment line graph, instruction 1 to Item 27(b)(7)(ii)(A) requires that the line graph be based on the Fund’s required minimum initial investment if that amount exceeds $10,000. In future reports, Class I should be shown in a separate line graph reflecting its minimum initial investment amount of $1 million.

Response:  The Trust undertakes to show Class I in a separate line graph in future reports.

2.  Comment:  In the Financial Highlights, ensure that the expense ratios required by FormN-1A are most prominently presented. Consider moving supplemental expense ratios to the footnotes.

Response:  The Trust undertakes to ensure that the expense ratios required by Form N-1A are prominently presented in future reports.  We have conveyed the Staff’s suggestion to the Trust’s independent auditors that they consider moving supplemental expense ratios to the footnotes

3.  Comment:  According to the Statement of Changes, the Fund has a return of capital (“ROC”) distribution. Please confirm there has been no reference to yield or dividends when describing the distribution that may contain ROC distribution in the marketing materials, financial statements disclosure, and/or website disclosure, as those terms may be misinterpreted as income.

Response:  The Trust confirms that its financial reports, marketing materials and website do not reference yield or dividends when describing a distribution that contains ROC.

4.  Comment:  Item B.23 of the Fund’s Form N-CEN indicated no Rule 19a-1 notice was required, but the Statement of Changes in Net Assets indicated a ROC for the period. Please explain the discrepancy, and/or refile as appropriate.

Response: The Trust filed and mailed investors a notification of source of distributions pursuant to Rule 19a-1. The Trust undertakes to amend and refile  Form N-CEN to correct this response.

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If you have any additional questions or require further information, please contact Alia Vasquez at U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Sincerely,

/s/ Matthew G. Mead Matthew G. Mead President & Chief Executive Officer MainGate Trust